Mail Stop 4561

January 11, 2007

Dominc P. Orr, Chief Executive Officer
Aruba Networks, Inc.
1322 Crossman Ave.
Sunnyvale, CA 94089

> **RE: Aruba Networks, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-138121**
> **Date Filed: December 15, 2006**

Dear Mr. Orr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. We note your stock issuance transaction with Microsoft in which you will issue to Microsoft shares of your common stock with an aggregate value of $3.5 million upon the consummation of your public offering. This private placement of securities with Microsoft has yet to be completed and we further note that your offering price will be used as the per share price in the Microsoft transaction. Please provide us your analysis as to why this Microsoft transaction should not be integrated with your public offering.

Prospectus Summary, page 1

3. Consider adding disclosure to the summary that addresses your net losses of $32.6 million and $12.0 million for the fiscal years ended July 31, 2005 and 2006 and your accumulated deficit of $81.2 million as of October 31, 2006.

4. We note your identification of certain customers here and elsewhere in your prospectus. Please elaborate on the basis for specifically identifying these customers.

Risk Factors

Our sales cycles can be long and unpredictable…., page 7

5. Please expand your disclosure to quantify your sales cycles by providing the average length of time for your sales cycles and the most time a sales cycle has taken or could reasonably be expected to take.

Some components, subassemblies and products are purchased from a single supplier…., page 10

6. We note your disclosure regarding the outsourcing of your manufacturing to Flextronics. This risk factor and your disclosure elsewhere, however, suggest that you directly source some necessary components for your products. Accordingly, please disclose any relationship with a supplier who supplies components that are material to your business. For example, we note your disclosure on page 56 that you "source a limited number of components that are technically unique and only available from specific suppliers." Please file any agreement with such suppliers pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

We sell a majority of our products through VARs, distributors and OEMs…., page 10

7. Please disclose the portion of your revenue derived from VARS, distributors and OEMs. Please also discuss here or in another risk factor your relationship with Alcatel-Lucent and the material terms of such relationship. We note your

disclosure on page 28 regarding the significance of Alcatel-Lucent to your business and that sales to Alcatel-Lucent accounted for 15% of your revenues for the year ended July 31, 2006. Please file the agreement with Alcatel-Lucent. See Item 601(b)(10)(ii)(B) of Regulation S-K.

8. Please quantify the portion of your revenue subject to preferential pricing terms and disclose whether Alcatel-Lucent benefits from a preferential pricing arrangement.

Use of Proceeds, page 20

9. To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds and your planned use of proceeds for "further expansion of [y]our sales and support functions for both direct and indirect sales channels, continued investments in research and development, and for capital expenditures." Please discuss how the proceeds are to be used primarily in expanding sales and support and for research and development and address what capital expenditures you expect to fund with your proceeds from the offering.

10. We note your disclosure that you "have no current agreements or commitments with respect to any material acquisitions." Please disclose whether you have any current plans, proposals or arrangements with respect to any material acquisitions. If so, please disclose by including materially complete descriptions of the future acquisition. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time.

Management's Discussion and Analysis

Overview, page 27

11. Please disclose the portion of your cost of revenues that consists of payments to Flextronics.

12. We note in your risk factors on page 14 that you are subject to certain environmental laws, specifically in Europe, and that you have taken and will be required to take additional reserves for costs associated with these regulations. Tell us the amount of costs incurred, as well as the amount of reserves, for each period presented related to the compliance with such regulations. Additionally, if material, tell us how you considered discussing the costs incurred or costs expected to be incurred related to such regulations in your management's discussion and analysis.

Our Relationship with Microsoft, page 30

13. Your vendor and technology collaboration agreements with Microsoft appear to constitute agreements that should be filed as exhibits to your registration statement pursuant to Item 601(b)(10)(i) of Regulation S-K. Please file or advise us otherwise.

14. Please explain to us the purpose and effect of the escrow provisions in your stock issuance agreement with Microsoft. Please revise your disclosure as appropriate.

Critical Accounting Policies

Stock-Based Compensation, page 31

15. Tell us your proposed offering price including when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

16. Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). In this regard, tell us what consideration you gave to the Practice Aid's disclosure guidance in paragraph 179 to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing:

   - For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts);
   - Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and
   - Whether the valuation was performed by a related party.

17. If you have not obtained a contemporaneous valuation performed by an unrelated valuation specialist as defined by the Practice Aid, tell us how you considered disclosing the following information related to issuances of equity instruments:

   - A discussion of the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock;
   - A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated offering price or the fair value as determined by a contemporaneous valuation by an unrelated

valuation specialist obtained subsequent to the grants but prior to the offering; and

- Disclosing the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

18. When the estimated offering price has been determined, tell us how you will consider revising your disclosure to include the fair value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement in accordance with the Practice Aid's disclosure guidance in paragraph 180.

19. Please provide us with the following information in chronological order for stock option grants and other equity-related transactions for the 12-month period preceding the most recent balance sheet date and through the date of your response:

- The nature and type of stock option or other equity-related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity-related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and
- The amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

20. Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.

21. Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Results of Operations, page 35

22. Your discussion of the results of operations frequently does not quantify sources of material changes. For example and without limitation, disclosure on page 36 indicates that the increase in total revenues for the three months ended October 31, 2006 was due primarily to an increase in new customers and additional purchase by existing customers. You have not quantified the contributions of the sources of the change. Furthermore, prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. Please consult section III.D of Release No. 33-8350 and revise your disclosure as appropriate.

Business, page 45

Industry Background, page 46

23. Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections and statistics. To the extent you rely on market analyses, such as those generated by IDC and Gartner, please disclose the date of the cited report and whether the source is available for no charge or nominal charge. Also, please provide us with copies of all sources utilized for your disclosure of statistics.

Customers, page 54

24. Please add the disclosure required by Item 101(d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.

25. Please advise us of all the countries in which you operate and do business.

Intellectual Property, page 57

26. To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please

discuss whether these third parties have a right to terminate and raise prices
during the term of their agreements. Any agreements that encompass third-party
intellectual property or technology that is material to your business may need to
be filed as exhibits to the registration statement. Please refer to Item
601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

Management, page 58

27. Please confirm that your disclosure conforms to the requirements of Item 401 of
Regulation S-K. We note, for example, that Dominic Orr's disclosure does not
appear to fully account for the past five years with respect to his business
experience.

Board of Directors, page 60

28. We note your disclosure regarding the manner pursuant to your current charter in
which your current directors were elected. Please clarify the manner in which
your directors will be elected upon the filing of your restated charter.

Consolidated Financial Statements

Note 1. The Company and its Significant Accounting Policies, page F-7

29. We note your disclosure on page 8 that your customers often delay purchases of
existing products until new or improved versions of those products become
available. Tell us whether you have had any arrangements where customers have
purchased existing products with the right to the improved versions of such
products when available and, if so, how you are accounting for such arrangements.
Additionally, we also note on page F-10 that you provide unspecified software
upgrades and enhancements related to your products through support agreements.
Tell us whether these upgrades and enhancements embedded in your support
agreements include improved versions of your products and, if so, tell us how you
determined whether these were unspecified or specified additional product or
upgrade rights. Refer to paragraphs 39 through 49 of SOP 97-2.

30. We note your disclosure that multiple element arrangements fair value for each
element is established based on the sales price charged when the element is sold
separately. Tell us how you established vendor specific objective evidence
(VSOE) of the undelivered elements in your multiple element arrangements and
the general terms for those elements (e.g., the initial term for post-contract
support). In this regard, describe the process you use to evaluate the various
factors that affect your VSOE. For example, does the price charged for the
individual elements vary from customer to customer? If so, please explain how

you determined that you can reasonably estimate fair value of each undelivered element. In your response, tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

31. We note from your disclosures on page 55 that the channel partners typically provide service and support for end customers of your VAR's, distributors and OEMs, while you provide backup support. Does the Company recognize any revenues from support agreements sold to these customers? If so, tell us how you account for such revenues.

32. You disclose that if VSOE cannot be established for an undelivered element of a multiple element arrangement and the only undelivered element is support, the entire amount of revenue from the arrangement is deferred and recognized ratably over the period that the support is delivered. We also note in your disclosure that for all transactions prior to the second quarter of fiscal 2006, you have not been able to establish VSOE on your previous services and support offerings and as a result, all transactions prior to the second quarter 2006 continue to be recognized ratably over the support period. Explain whether you have had any arrangements that included two undelivered elements, such as post-contract support and consulting or training services, where VSOE could not be established for both elements. If so, tell us how you accounted for such arrangements including how your accounting complied with paragraph 12 of SOP 97-2.

33. We note your post-contract support period ranges from one year to five years. For each initial term (e.g., one year, two years, three years, etc.) tell us whether you have established VSOE for post-contract support under such arrangements for which revenue is being recognized under the residual method. If you have established VSOE for post-contract support under such arrangements, tell us why you believe VSOE of fair value for such support is considered substantive. In this regard, tell us how you considered the economic life of the software in relation to the period of post-contract support.

34. Tell us whether you provide any contingencies related to the sale of your products or services including rights of return, conditions of acceptance, warranties and if so, disclose your accounting policy related to such contingencies or tell us why revision is not required. Refer to SFAS 48.

35. We note in your disclosure your standard payment terms vary based on the country in which the agreement is executed and the credit standing of the individual customer, among other factors. Tell us what your standard payments terms are by country and how the credit standing of an individual customer affects your standard payment terms. Additionally, tell us whether you have a history of successfully collecting under your standard payment terms without providing any termination

charge reimbursements or concessions. Furthermore, tell us whether you have any arrangements where payment terms are due later than your standard payment terms and how you are accounting for such arrangements. In your response, explain how your payment terms comply with the guidance in paragraphs 27 through 30 of SOP 97-2 by addressing the factors outlined in the AICPA Technical Practice Aid 5100.56 and .57.

Stock-Based Compensation, page F-1

36. We note that you accelerated the vesting of certain unvested shares held by two former employees in the first quarter of fiscal 2007 which resulted in the recognition of additional compensation expense of $519,000. Tell us how you accounted for this modification including the accounting literature relied on.

37. We note that compensation expense for awards "granted" subsequent to July 31, 2006 are based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Confirm, that you are also applying the provisions of SFAS 123(R) to awards modified, repurchased or cancelled after your adoption of SFAS 123(R) (August 1, 2006). If true, please revise your disclosure accordingly. We refer you to paragraph 74 of SFAS 123(R).

38. We note that your valuation included volatility assumptions of 100%, 100%, 70% and 56% for the years ended July 31, 2004, 2005, 2006 and the three months ended October 31, 2006, respectively. On page 32 you indicate that the volatility assumption for the three months ended October 31, 2006 was based on the historical volatility of comparable companies from a representative peer group that you selected based on industry data. Tell us how you determined the volatility assumptions for the three years ended July 31, 2006 and please explain the significant decrease in the volatility assumptions from fiscal 2005 to fiscal 2007.

Note 6. Deferred Revenue, page F-19

39. Revise to disclose the timing of revenue recognition by type of deferred revenue and expand your discussion within management's discussion and analysis on page 36 to allow readers to better understand the nature of these balances and the timing for recognition of the long-term portion.

Note 8. Redeemable Convertible Preferred Stock, page F-21

40. Tell us how you considered the guidance under SFAS 150 in classifying your Series A, B and C redeemable convertible preferred stock between liabilities and stockholders' deficit on the consolidated balance sheets. In this regard, tell us the redemption rights of the holders of your preferred stock and whether such preferred

stock rights include an unconditional obligation that requires the redemption of the preferred stock by transferring assets at a specified or determinable date (or dates) or upon an event certain to occur. Additionally, revise to disclose the redemption rights of all of your series of redeemable convertible preferred stock pursuant to paragraph 8 of SFAS No.129.

41. We note that each of the Series A, B, C and D redeemable convertible preferred stock is convertible at "the conversion rate then in effect." Please revise to disclose the initial conversion terms upon issuance and the related dilution features. Also, tell us how you considered EITF 98-5 and EITF 00-27 in determining whether these instruments included a beneficial conversion feature. Provide objective evidence that supports the fair value of the underlying common stock at the date of issuance.

Note 9. Common Stock, page F-25

42. We note that you entered into a stock issuance agreement with a customer, Microsoft, in July 2005 and that you agreed to issue Microsoft $3.5 million worth of common stock in the event of an initial public offering or $5 million in connection with a change of control prior to an offering. We also note that you had sales to this customer through November 30, 2006 which exceeded $3.5 million. However, to date, no revenue has been recognized related to these sales although upon the completion of this offering, you will recognize revenue on sales in excess of $3.5 million related to Microsoft. Based on your disclosure here and on page 30, the details of this arrangement remain unclear. Please provide us with the details of this arrangement including (a) the reasons why no cash consideration will be paid by the customer for the common stock; (b) whether there are any deliverables due to or from the customer or you; (c) whether there are any contract milestones; and (d) explain how you determine whether any continuing obligations have been fulfilled. Additionally, explain why you have not recognized any revenues to date and tell us the specific accounting literature you are relying upon. Also, tell us how you accounted for the related costs of goods sold, to date, under this arrangement. Please advise.

43. We note that certain option holders have the right to exercise unvested options subject to a repurchase right held by the company in the event of involuntary termination or employment and that the exercise of the unvested options are held within stockholders' equity on the balance sheet. Tell us whether your repurchase right equals the lesser of the fair value of the stock at the repurchase date or the original exercise price or whether the repurchase right equals the unvested options original exercise price. If the former is the case, then please revise your disclosure to indicate as such. In this regard, tell us how you considered Issue 33(a) and (b) of EITF 00-23 in accounting for such option awards.

Dominic P. Orr
Aruba Networks, Inc.
January 11, 2007
Page - 11 -

Note 10. Stock Option and Other Benefit Plans, page F-26

44. We note that you adopted SFAS 123(R) on August 1, 2006 and that your current
disclosure does not appear to provide all of the disclosures required by SAB 107
and SFAS 123(R). Please tell us your consideration for the disclosure
requirements of SAB No. 107, Section H, Question 1 which includes all
disclosures required by paragraphs 64-65, 84 and A240-242 of SFAS 123(R). In
this regard, your current disclosure does not appear to include all of the disclosure
(i.e., each year in which an income statement is provided) required under paragraph
A240(c)(2) of SFAS No. 123(R). Please advise and revise your disclosure as
applicable.

45. Please reconcile the information provided in the table on page F-29 where you
show the "number of options granted" by "date of issuance" to the information
provided in the table on page F-27. For instance, according to your disclosures on
page F-27, you granted a total of 13,090,380 options during the year ended July 31,
2006. However, your analysis of the reassessed valuations on page F-29 only
accounts for the grant of 3,441,000 options during the same period. Please explain.
If the difference relates to options granted to consultants, then tell us what
consideration you gave to applying the reassessed stock valuations to the fair value
calculations for such grants.

46. We note from your disclosure on page F-30 that for options issued to consultants in
exchange for services, the fair value of such options are re-measured at each
reporting date. Tell us why you are re-measuring such options at each reporting
date, including the accounting literature relied on, and how you considered the
guidance under EITF 96-18 in your accounting for such options.

*   *   *   *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or Daniel Lee at (202) 551- 3477. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   David J. Segre, Esq.
        Wilson Sonsini Goodrich & Rosati
        by facsimile at 650-493-6811